UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Concurrent Computer Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

206710402

(CUSIP Number)

Karen Singer

212 Vacarro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 206710402

1	NAME OF REPORTING PERSONS KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 559,987
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 559,987
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP 206710402

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 484,289
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 484,289
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN - IA

SCHEDULE 13D/A4

This constitutes Amendment No. 4 to the statement on Schedule 13D (the “Amendment No. 4”) filed on behalf of Karen Singer (“Singer”), as trustee of Singer Children’s Management Trust (the “Trust”), and Lloyd I. Miller, III (“Miller”), dated and filed May 25, 2012 (the “Statement”), relating to the common stock, $0.01 par value (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). Each of Singer and Miller is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”. The address of the principal executive offices of the Issuer is 4375 River Green Parkway, Suite 100, Duluth, GA 30096. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Singer may be deemed to beneficially own 559,987 Shares through the Trust, as follows:

Singer is the trustee of the Trust, which was created pursuant to the Trust Agreement, dated May 29, 1998. All of the Shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the Shares was approximately $2,003,780.85.

Miller may be deemed to beneficially own 484,289 Shares through the following entities:

Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, together with Trust A-4, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the Shares held by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $852,790.00. All of the Shares held by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $63,899.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with funds contributed to Milfam II by its partners or funds generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $806,820.00.

The aggregate purchase prices set forth in this Item 3 may include brokerage commissions and/or certain cost basis adjustments.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

On July 23, 2012, (i) the Reporting Persons, the Trust, Trust A-4 and Milfam II (the “Investors”), (ii) Robert M. Pons and Dilip Singh (the “Nominees”) and (iii) the Issuer entered into an Agreement (the “Agreement”). Pursuant to the terms of the Agreement, in consideration for certain restrictions applicable to the Investors, the Board, among other things, (x) increased the size of the Issuer’s Board of Directors (the “Board”) from five to seven directors, and (y) filled the resulting vacancies with the Nominees who will serve on the Board until the 2012 annual meeting of shareholders of the Issuer (the “2012 Shareholder Meeting”). Under the terms of the Agreement, the Board shall also nominate the Nominees for election to the Board and recommend in favor of their election by the Issuer’s shareholders at the 2012 Shareholder Meeting.

In consideration for the foregoing, the Investors agreed to cause all Shares beneficially owned, directly or indirectly, by each of the Investors and their affiliates to be present for quorum purposes and to be voted at the 2012 Shareholder Meeting in accordance with the Board’s recommendation with respect to each of the Issuer’s nominees for election to the Board. The Investors also agreed to certain standstill provisions. Among other things, the Investors agreed, through the date of the 2012 Shareholder Meeting, unless specifically requested or authorized by the Board, not to: (i) directly or indirectly, in any manner, form, join, encourage, influence, advise or in any way participate in any “group” with respect to the Shares (other than the Group (as defined below)); (ii) make, or in any way encourage or participate in, any “solicitation” of “proxies” with respect to the Shares; or (iii) initiate, propose or otherwise “solicit” shareholders of the Issuer for the approval of any shareholder proposal or cause or encourage any person to initiate any such shareholder proposal.

A copy of the Agreement is attached as Exhibit 10.1 to the Form 8-K filed by the Issuer on July 23, 2012 and the description of the Agreement in this Amendment No. 4 is qualified in its entirety by the Agreement.

The Reporting Persons previously disclosed the following information in the Statement and Amendments Nos. 1 to 3 thereto:

As set forth in the Statement originally filed on May 25, 2012, on May 24, 2012, the Reporting Persons formed a “group” (the “Group”) for the purposes of (i) delivering a letter (the “May 24 Letter”) to the Issuer’s Board of Directors (the “Board”) asking the Board to convene a meeting between the Board and the members of the Group to discuss the means by which the Issuer may be able to maximize value for all of the Issuer’s shareholders, (ii) if the Issuer failed to respond to the Group’s satisfaction, taking certain steps as the Group deemed necessary and appropriate, (iii) engaging in discussions with the Board and management of the Issuer, and (iv) taking other actions for the purpose of influencing the corporate governance of the Issuer. A copy of the May 24 Letter is attached as Exhibit 99.1 to the Statement.

As set forth in Amendment No. 1 to the Statement filed on June 20, 2012, on June 20, 2012, the Reporting Persons sent a letter (the “June 20 Letter”) to the Board requesting a meeting to discuss the appointment of shareholder representatives to the Board. A copy of the June 20 Letter is attached as Exhibit 99.2 to Amendment No. 1 to the Statement.

As set forth in Amendment No. 2 to the Statement filed on June 25, 2012, representatives of the Reporting Persons held a telephonic meeting with the Board, during which meeting the Board assured the representatives of the Reporting Persons that the Board would be expanded by two (2) seats and that it would consider the Reporting Persons’ nominees for such Board positions. The Reporting Persons proposed two (2) nominees to serve as shareholder representatives on the Board. The resumes for such proposed Board nominees are attached as Exhibit 99.3 to Amendment No. 2 to the Statement.

As set forth in Amendment No. 3 to the Statement filed on June 27, 2012, on June 27, 2012, the Reporting Persons proposed an additional nominee to serve as a shareholder representative on the Board. The resume for such proposed Board nominee is attached as Exhibit 99.4 to Amendment No. 3 to the Statement. As set forth in Amendment No. 3 to the Statement, the Reporting Persons stated that they intended to formally nominate such nominees for appointment at the annual meeting of the Issuer’s stockholders if the Board did not expeditiously respond to the Reporting Persons’ nominations described in Amendments No. 2 and 3 to the Statement and confirm that the Board would recommend appointment of two (2) of the Reporting Persons’ nominees to the Board.

Except as described above in this Item 4 and herein, the Reporting Persons do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change plans and take any and all actions that the Reporting Persons may deem appropriate to maximize the value of their investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by them, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Singer, as trustee of the Trust, may be deemed to beneficially own 559,987 Shares of the Issuer, comprising approximately 6.5% of the outstanding shares of Common Stock, based on 8,653,626 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on May 1, 2012.

Miller may be deemed to beneficially own 484,289 Shares, comprising approximately 5.6% of the outstanding shares of Common Stock, based on 8,653,626 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on May 1, 2012. As of the date hereof, 242,280 of the Shares beneficially owned by Miller are owned in the name of Trust A-4, 16,350 of the Shares beneficially owned by Miller are owned in the name of Trust C, and 225,659 of the Shares beneficially owned by Miller are owned in the name of Milfam II.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares they do not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that such Reporting Person does not directly own.

(b) Singer has sole dispositive and voting power over the Shares owned by the Trust as reported on this Schedule 13D.

Miller has sole dispositive and voting power for the Shares owned by Trust A-4, Trust C and Milfam II as reported on this Schedule 13D.

(c) The following table details the transactions effected by the Reporting Persons since the filing of Amendment No. 3.

Singer Children’s Management Trust

Date of Transaction	Number of Shares Purchased	Price Per Share
July 5, 2012	16,350	$3.8882

Lloyd I. Miller, III - Trust C

Date of Transaction	Number of Shares Purchased	Price Per Share
July 5, 2012	16,350	$3.8882

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter, dated May 24, 2012, from Karen Singer and Lloyd I. Miller, III to the Board of Directors of the Issuer (incorporated by reference from the Statement)

99.2	Letter, dated June 20, 2012, from Karen Singer and Lloyd I. Miller, III to the Board of Directors of the Issuer (incorporated by reference from Amendment No. 1 to the Statement)

99.3	Resumes of Robert M. Pons and Dilip Singh (incorporated by reference from Amendment No. 2 to the Statement)

99.4	Resume of Patrick J. Bennett (incorporated by reference from Amendment No. 3 to the Statement)

99.5	Agreement, dated July 23, 2012, by and among Karen Singer, Lloyd I. Miller, III, Singer Children’s Management Trust, Lloyd I. Miller, Trust A-4, Milfam II, L.P., Robert M. Pons, Dilip Singh and the Issuer (incorporated by reference from the Issuer’s Form 8-K dated July 23, 2012)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated July 30, 2012

KAREN SINGER

By: /s/ Karen Singer

Lloyd I. Miller, III

By: /s/ Lloyd I. Miller, III